1375 West Fulton Street, Suite 1300, Chicago IL 60607 August 6, 2024 United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, DC 20549 Attention: Vanessa Robertson Kevin Vaughn Re: Xeris Biopharma Holdings, Inc. Form 10-K for the year ended December 31, 2023 Form 10-Q for the quarterly period ended March 31, 2024 File No. 001-40880 To the addressees set forth above: On behalf of Xeris Biopharma Holdings, Inc. (the “Company”), set forth below is the Company’s response to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its letter to the Company dated July 22, 2024 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed on March 6, 2024 (the “Form 10-K”), and the Form 10-Q for the quarterly period ended March 31, 2024 , filed on May 9, 2024 (the “Form 10-Q”). For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment. Form 10-Q for the quarterly period ended March 31, 2024 Management's Discussion Analysis of Financial Condition and Results of Operations, page 21 1. Your proposed disclosures in response to prior comment one say that "Cost of goods sold as a percent of total revenue decreased by 3.0%, or 17.5% in 2023 compared to 20.5% in 2022. This decrease was primarily due to collaboration agreements, specifically upfront and milestone achievements resulting in revenue." However, cost of goods sold as percent of product revenue for 2023 was 18.7% compared to 20.7% for 2022. Revise your proposed disclosure to explain the reasons for the decrease in cost of goods sold as a percent of product revenue. Response to Comment No. 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its Form 10-Q for the quarter ending June 30, 2024, the Company will revise its disclosure to include the Staff’s comment above. • For illustrative purposes, we have quantified the changes in cost of goods sold as a percentage of product revenue instead of total revenue. • Cost of goods sold as a percent of product revenue decreased by 2.0%, or 18.7% in 2023 compared to 20.7% in 2022. This decrease was primarily due to an increase in Recorlev revenue resulting in a product mix with lower costs (0.8%) and a one-time contract credit in the first quarter of 2023 (0.7%). Form 10-Q for the quarterly period ended March 31, 2024 Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 21 2. Please address the following regarding your response to prior comment two and your proposed related disclosures: • You disclose on page 70 of your Form 10-K that the increase in research and development expenses from 2022 to 2023 was driven by the expenses related to the Phase 2 study for XP-8121. In your Form 10-Q for quarter ended March 31, 2024, you disclose that the increase in research and development expenses was "driven by strategic investments in our pipeline, notably XP-8121, and our emerging technology partnership business as well as higher personnel costs." Please confirm which line item(s) in Appendix A includes the majority of the expenses for XP-8121, and tell us the amount of the direct expenses related to XP-8121 for 2023 and the first quarter of 2024. • Revise your proposed disclosures to clarify whether the line item in Appendix A titled "Technology development" is the "emerging technology partnership business" that you listed as a factor for the increase in research and development expense on page 25 of your Form 10-Q for the period ended March 31, 2024. • As part of your future disclosures, revise to more clearly disclose the extent to which your emerging technology partnership business has had revenues and expenses in prior periods. • Further clarify the extent to which any of the amounts reported as Royalty, contract and other revenue related to this business. If so, quantify those amounts and clarify the extent to which the expenses related to these amounts are excluded from cost of goods sold but are included in research and development expenses. • Revise your Business section in future filings to better identify the activities of your technology partnership business and tie your discussions of these partnerships to your results of operations. Response to Comment No. 2: The Company respectfully acknowledges the Staff’s comment and would like to provide the following additional detail to supplement its responses set forth in the Company’s letter dated June 21, 2024 (the “original response”). In Appendix A of our original response, which is included here as Appendix A, XP-8121 is included in pipeline (also referred to as our product candidates). The direct costs for XP-8121 were $3.4 million in 2023 and $1.1 million in the first quarter of 2024. In future filings, we will disclose the impact of material external spend for XP-8121. In the description of research and development costs, we will disclose “We track external research and development costs by project, however, personnel related expenses related to research and development are not allocated by project”. In Appendix A, investment in our technology, XeriSol™ and XeriJect®, is included in Technology Development. In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2024, we will define Technology Development as any investment in our proprietary technology platforms, XeriSol and XeriJect. As disclosed in our Form 10-K, we have proprietary formulation (or, as we will now describe them, technology) platforms, XeriSol and XeriJect, which we can use to develop our own product candidates or collaborate with other pharmaceutical and biotechnology companies to enhance the formulations of their proprietary products and candidates. Revenue from such research collaborations and partnerships is recorded in Royalty, contract and other revenue and the related expense is recorded in Cost of goods sold in the Consolidated Statements of Operations and Compressive Loss. In future filings, we will continue to disclose revenues and expenses for collaboration agreements to the extent they are material. Costs related to research collaborations and partnerships are generally personnel costs which have historically not been material to Cost of goods sold and, therefore, have not been disclosed. In future filings, beginning with our Form 10-Q for the quarter ended June 30, 2024, we will better clarify that collaboration and partnership revenue is included in Royalty, contract and other revenue and will disclose material amounts recorded in revenue and expenses from collaboration agreements. Sincerely, /s/ Steven M. Pieper Steven M. Pieper Chief Financial Officer cc: Beth P. Hecht, Chief Legal Officer and Corporate Secretary Joseph C. Theis, Goodwin Procter LLP

Appendix A The following table summarizes our research and development expenses by type for the three and six months ended June 30, 2024 and 2023: Three Months Ended June 30, Change Six Months Ended June 30, Change 2024 2023 $ % 2024 2023 $ % Project specific expenses: Pipeline $ $ $ $ $ $ Technology development (1) Personnel related expenses Lab supplies and equipment depreciation Other Total $ $ $ $ $ $ (1) Technology Development represents any investment in our proprietary technology platforms, XeriSol and XeriJect.